Contact

www.linkedin.com/in/
devondeangelo12345 (LinkedIn)
landng.travel (Personal)

Top Skills

Public Relations
Media Relations
Concert Production

Languages

English (Native or Bilingual)
French (Full Professional)

Certifications

Executive Presence for Women
Learning to Write Marketing Copy
Strategic Thinking

Honors-Awards

Award of Excellence for Poster Presentation
Dean's List

Devon Keakulina DeAngelo

CEO, Co-founder at Landng Inc. # | Travel Technology & Creator Marketplace | Web Summit 2022 Shortlisted Startup
Paris, Île-de-France, France

Summary

Data-driven social & influence executive turned travel tech & creator marketplace startup cofounder with 10+ years of experience in global social media management and digital events activations. Expertise in travel, hospitality, tech, beauty, luxury, retail and music industries in B2C & B2B sectors from working in Honolulu, Hawai'i (USA) and Paris, France; key brands: PayPal, Wella Professionals (Coty) and Midem (RX). Previously a corporate initiative board member for racial equity, diversity and inclusion. Native English speaker and fluent in French. American and French dual citizen.

Based: Paris, France & Los Angeles, California | From: Honolulu, Hawaii

Experience

Landng
CEO, Co-founder | Web Summit 2022 Shortlisted Startup
March 2022 - Present (1 year 1 month)

At Landng, we help people experience the world through personalized itinerary discovery, powered by our Creator Marketplace. # We are on a mission to make the experience of travel planning frictionless, inclusive and creative. For travel & lifestyle brands, tourism boards, cultural authorities, publishers and agencies, our platform is a tool for storytelling through experiences.

Ready to join us? Sign up for our #Beta launching winter 2022: www.landng.travel

DM me to request a Demo!

ISEG
Module Course Teacher - International Marketing and Communication
September 2019 - Present (3 years 7 months)
Région de Paris, France

Course: Brand Content Strategy for Global Accounts
Track: International Marketing and Communication
Students: 4e année (Master 1)
Format: Module

Description: This course defines the current landscape of brand content, why it’s important for brands to have a content strategy and how global brands deploy content internationally. Through discussions and activities, we review B2B and B2C brand content cases (in the beauty, luxury, music and property technology industries), break down how brand content strategies are created, executed and how they produce results. The objective of this course is to equip students with the methodology and tools needed to create and deploy content strategies for global brands.

RX Global

2 years 9 months

Director, Content & Influence

March 2021 - March 2022 (1 year 1 month)
Paris, Île-de-France, France

Global Race Committee - Board Member

June 2020 - March 2022 (1 year 10 months)

Lead strategy and impact for RX Global $1 million fund over five years (2020-2025) to selected not-for-profit organizations around the world who are committed to promoting racial equity.

Senior Social Media Manager - Brand Content Lead

July 2019 - March 2021 (1 year 9 months)
Paris Area, France

Lead persona-based content strategies for international B2B event brands MAPIC (retail), Midem (music), Propel by MIPIM (real estate), The Happetite (food), LeisurUp (leisure experiences). Manage social media, and co-drive blog, webinar, podcast and digital platform performance based on key objectives: awareness, lead gen and community building.

BBDO Worldwide

3 years 2 months

Creative Copywriter - PAYPAL (RAPP Paris)

December 2018 - June 2019 (7 months)
Paris Area, France

Concept creation and copywriting for PayPal EMEA markets including B to B and B to C targets.

Work with graphic designers, art directors and project managers to create content for digital communication formats including:
- Social Media: Organic and Paid (Instagram, Facebook, Snapchat)
- Newsletters (desktop, mobile)
- Banner Ads
- PayPal owned client platform content (PayPal consumer accounts and PayPal Business accounts)
- and Website Landing Pages (desktop, mobile)

Project Manager | Chef de Projet:
Manage the traffic for all creative projects (team of 4 people) in liaison with the commercial team to drive efficiencies.
Lead recurring meetings with Creative Director to review and optimize the work.
Strengthen client relations as lead creative point of contact across EMEA markets.

Global Account and Strategic Deployment Manager - MARS (CLM BBDO Paris)

February 2018 - December 2018 (11 months)
Paris Area, France

Role: Global Account Manager
GLOBAL: Work with global account team, local BBDO teams (US, UK, CA, DE, NZ, BR, AU, SA), Mars Global clients (Brand Lead and Digital Lead), and partner agencies to create and develop the strategy and production of global campaigns and activations.
- *Global integrator* for Mars Food Portfolio. Brands including: Uncle Ben’s, Ebly, Suzi Wan, Seeds of Change, Dolmio, MasterFoods, Royco.
- *Global Lead* on Uncle Ben’s
- Media Type: Television, Online (In-stream), Social Media (YouTube, Facebook, Instagram, Pinterest // Tasty), In-Store, e-Commerce (Amazon, Carrefour) & Web (HUB)
- Partner agencies: MediaCom (UK), Jones Knowles Ritchie (UK)

LOCAL - FRANCE: Work with account team, local Mars France clients and partner agencies to develop the strategy and production of local campaigns and activations.

- *Local Lead* for the Mars Food France portfolio. Brands including: Uncle Ben’s, Ebly, Suzi Wan, Seeds of Change, & Ebly
- Media Type: Television, Online (In-stream), Social Media (YouTube, Facebook // 750g), in-store, e-commerce (Amazon, Carrefour) & web (HUB)
- Partner agencies: Mediacom (FR), Starcom (FR)

Role: Strategic Deployment Manager
LOCAL - EUROPE: Work with deployment team, Multisales Mars Europe clients, & local Mars Brand Managers and Marketing Directors throughout Europe (22 countries) to manage the deployment of global campaigns as well as the production for local adaptations for all markets.
- Brands: Uncle Ben’s, Dolmio
- Media: Television, Online (In-stream), Social Media (YouTube, Facebook)
- Partner agency: EG+ (UK)

Global Social Media Manager - Editorial Lead Beauty Brands (Proximity BBDO Paris)

May 2016 - January 2018 (1 year 9 months)
Paris Area, France

Manage social media communications with eInfluence account teams for Coty Inc. (previously Procter & Gamble Co) professional beauty (haircare) brands: Wella Professionals, Sebastian Professional and System Professional. As the Editorial Lead for three Global accounts, I planned and deployed content for over 20 international markets monthly.

Events: co-executed the social media communications plan on site for Wella Trend Vision 2016 & 2017 presenting the 2017 & 2018 Trend Reveal & ITVA Awards Ceremony as a world-wide digital event. Responsibilities included:
- Live posting on Instagram, Facebook, Twitter and YouTube according to pre-aligned event content plan utilising all platforms to drive Facebook Live stream and maximize engagement and reach.
- Co-management with media agency of Facebook Live stream and Proximity Digital Account Team
- Community Management during Facebook Live stream to direct fans to vote during digital event
(See link below to Live Stream post developing 568,199 people reached, 117K views, 2.3K likes, 3.2k comments)

Day-to-day responsibilities for each brand include:
- Monthly social content calendars across Instagram, Facebook and Twitter for global pages + international markets (over 20 countries)

- Liaise with account team for activating initiatives through social media for product launches, bi-annual collection launches, Influencer activations, and more.
- Develop social voice and social brand identity through copywriting
- Use insights and trend reports to direct content production and maintain relevance
- Anticipate and propose reactive and trending topics content according to beauty, fashion, pop culture trends and news.
- Leverage brand ambassador relations: Delevingne sisters for System Professionals, Sophie Turner for Wella Professionals, Global Artists for each brand and others
- Management of graphic designer and interns

Lyxor Asset Management
Assistant Global Communications Manager
February 2016 - May 2016 (4 months)
Paris Area, France

Assist Senior Communications Manager of business line, ‘Investment Partners’ with overall development of Lyxor’s branding strategy. Drive the communication plan for Investment Partners globally to expand the visibility of the new business line strategically in target countries internationally. In direct relation with local teams and partner agencies:

- manage the development of quality events (monitor the event plan and organize several events in Europe)
- advertising campaigns (develop new advertising campaigns and assist in media planning/ media buying in selected countries)
- and distribute expert contents (LinkedIn, website, video, expert opinions) to strengthen actions with the local press and relay internally the various successes and achievements of the business line.

SummitMedia Corp
Account Manager
October 2013 - September 2014 (1 year)
Honolulu, Hawaii

Executed marketing campaigns (including promoting client objectives and branding) via radio advertising on four top FM radio stations in Honolulu (Krater 96.3, Hawaiian 105 KINE, KCCN FM100, Power 104.3) and digital marketing (social media, re-targeting, SEO, SEM, streaming, etc.). Clients included Hawaii Energy, City & County of Honolulu, Keiki O Ka 'Aina, Young's

Fish Market, and more. Managed all client communication channels and media planning as relative to their campaign engagement. Wrote copy for all client radio spots, social media and event outreach. Coordinated and promoted events. Planned and managed budgets. Performed proposal management (create, pitch, close sale) and daily cold calling to grow business.

THE MODERN HONOLULU

Event Associate (contracted) for Addiction Nightclub
February 2013 - September 2014 (1 year 8 months)
Honolulu, Hawaii

Contracted by DMG LLC and previously Bendik Industries LLC (Los Angeles, California) for Addiction Nightclub. VIP clientele relation’s management including overseeing reservations for A-list celebrities, music artists, athletes, exclusive hotel guests and VIP clients, as well as guest list and front of house management in direct relation with luxury hotel, The Modern Honolulu (Waikiki, Honolulu, Hawaii). Promotion of all events through social media strategy.

4th World Film

Media Relations and Communications Manager (Independent Film Funding Campaign - Kickstarter Project)
May 2014 - August 2014 (4 months)
Honolulu, Hawaii

Consult and lead all communications strategies for Kickstarter film funding campaign including: pre-planning communications timeline, strategy and documents (press releases), and web and social media platforms (Kickstarter, Tumblr, Facebook, Twitter, & Instagram) for Hawaii-based start-up film production company. Organize press opportunities and consult on brand messaging for company Founder, Director, and Sundance Native Lab Fellow, Christopher Kahunahana: TV, radio, newspaper, magazine, blog. We were successfully screened at Hawaii International Film Festival (HIFF), LA Asian Pacific Film Festival, and others. Raised an overall sum of $10,386.00 with a goal of $8,000. My position is currently on standby during the completion of his upcoming film, Karaoke Kings.

TLC PR

Public Relations Coordinator
March 2011 - May 2013 (2 years 3 months)
Honolulu, Hawaii

Assisted in campaign implementation including: project management and event coordination, public relations, communication and branding. Created press packages for television news coverage same day including photos,

videos, copy/ talking points, and logos, as well as press releases, client social media management, email newsletters, and SEO. Offered a promotion of Assistant Account Executive but was unable to fulfill the offer due to my graduate program acceptance in Paris, France.

Nextdoor Partners
Media Relations and Communications Manager (Contracted)
January 2011 - July 2012 (1 year 7 months)
Honolulu, Hawaii

Managed social media - content and engagement (Facebook, Instagram, Twitter), website content, communications (press releases, liaison journalists with music artists and promoters to produce coverage in local media outlets), project and event management as well as VIP clientele, media and music artist relations for concert and events venue, Nextdoor.

Education

The American University of Paris
Masters Degree in Global Communications, (specializations in Digital Media, Market Research, Public Relations & Branding) · (2015 - 2016)

University of Hawaii at Manoa
Bachelor of Arts and Sciences in Communication, Certificate: Ethnic Studies 2013, Public Relations, Intercultural Communication Research, and Film Production · (2008 - 2013)

Le Jardin Academy
High School Diploma, AP Psychology and French Language · (2004 - 2008)